BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. III
101 Arch Street
Boston Massachusetts 02110-1106

April 14, 2006

Dear Limited Partner:

We have previously written to you recommending that you reject Paco Development, L.L.C.'s ("Paco") offer to purchase units of Boston Financial Qualified Housing Tax Credits L.P. III (the "Partnership") at $63.00 per unit. Paco's April 10, 2006 letter to you does not change the facts.

Just a few Limited Partners (less than 1% of Units) tendered their Units to Paco for $63 per Unit. As the Managing General Partner previously told you:

The Partnership has more than $90 per Unit in cash, cash equivalents and investment securities as of March 17, 2006, and also owns a number of local limited partnership interests that your Managing General Partner believes may have significant additional value.

Paco does not mention the very substantial tax credit benefits to you that have been generated. Over its life, the Partnership has generated $1,340 worth of tax credits per Unit. We recommend that you speak with your financial or tax advisors about your own tax and investment situation.

As we previously noted, members of Paco's group conspired to commit fraud and committed fraud, according to a jury. The jury awarded $1.6 million in punitive damages against David L. Johnson, the man who controls certain members of Paco's group. The details are provided in our March 17, 2006 letter. Furthermore, the court in that case ordered that entities Mr. Johnson controlled be removed as general partners of two qualified housing tax credit limited partnerships based on the jury findings.

Paco’s letter contains several statements that should be corrected, including:

The Tender Is Not Really For 100%: When Paco made its original partial tender offer, we explained that if the offer was oversubscribed any sales would be pro-rated, in which case sellers would still be Limited Partners. Paco has now increased its offer to seek 100% of the Units. However, the Partnership Agreement does not allow sales of more than 50% of units in one year, for tax reasons. Therefore, Paco cannot acquire 100% of the Units through the tender offer. Any sales above 50% of the Units would result in pro-ration, which means that Paco would only be able to receive a portion of each tendering Limited Partner’s Units, and the tendering Limited Partners would retain some Units even if they had tendered all of their Units. Furthermore, the Managing General Partner, under the terms of the Partnership Agreement, may require Paco to provide an opinion of counsel that the transfer of Units will not result in material adverse tax consequences to the Partners. If Paco is unable to do so, it could limit the number of Units Paco is eligible to receive in the tender offer.

Sales For Value, Not Fire Sales: Paco’s letter mischaracterizes dispositions of the Partnership’s assets as “fire sales.” However, as the Partnership’s Forms 10-K fully disclose, some of the properties in the portfolio are no longer economical to retain, although they generated tax credits for many years. Therefore, the Managing General Partner decided to dispose of those properties rather than continue to incur expenses by retaining them.

Books and Records. Paco’s accusation that the Managing General Partner is “hiding” books and records is untrue. The Managing General Partner has offered to make certain information available to Paco’s group if they would agree to keep it confidential and agree not to buy or sell Units while in possession of the non-public information. However, Paco has not agreed to do so.

Fund IV. Paco also makes certain assertions about a different partnership: Boston Financial Qualified Housing Tax Credits L.P. IV. Suffice it to say that those assertions are incorrect and are unrelated to your Partnership.

Should you have questions concerning the Paco Offer, please call ACS Securities Services, Inc. at (800) 823-4828 between 9:00 a.m. and 5:00 p.m. Central Standard Time.

Sincerely,

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. III

By:	Arch Street III, Inc., its Managing General Partner

By:	/s/ Michael H. Gladstone
Name: Michael H. Gladstone
Title: Vice President

Certain statements made herein contain forward-looking statements. Such statements include the words “may” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “would” and similar expressions, however, not all forward-looking statements will contain such expressions. Such statements are subject to a number of risks and uncertainties. Actual results or events in the future could differ materially from those described in the forward-looking statements as a result of several factors, including ongoing litigation, the Managing General Partner’s inability to find suitable purchasers for the Partnership’s interests in its properties, the inability to agree on an acceptable purchase price or contract terms, fluctuations in the market value of the Partnership’s properties, general economic conditions and other factors.